UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)

                      Power Control Technologies Inc.
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                739228 10 4
                               (CUSIP Number)

        Glenn P. Dickes, 38 East 62nd Street, New York, New York 10021
                           Telephone (212) 572-8500
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 July 8, 1996
          (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

  Check the following box if a fee is being paid with this statement( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject call of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securi-ties Exchange Act of 1934 ("Act") or otherwise subject to the liabili-ties of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                  This statement amends and supplements the State-ment on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Mafco Consolidated Group Inc., a Delaware corporation, C&F (Parent) Holdings Inc., a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.01 per share, of Power Control Technologies Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

        Item 4.  Purpose of Transaction.

             Item 4 is hereby amended to add the following at the end thereof:

                  "On July 8, 1996, the Board of Directors of Mafco
             authorized its management to commence discussions with PCT in order to determine whether PCT would be inter-ested in pursuing a possible transaction between PCT and Mafco, pursuant to which PCT would acquire Mafco's licorice extract and other flavoring agents manufactur-ing and distributing business. PCT has indicated to Mafco that it intends to form a special committee, which will consist of directors who are not officers or employees of PCT or any of its affiliates (including Mafco), to consider on behalf of PCT the terms of any potential transaction. Any potential transaction would require the agreement between the parties as to the principal terms thereof, including price, and the negotiation of definitive documentation and be subject to numerous conditions. No assurance can be made that any such transaction could be consummated on terms mutually acceptable to the Boards of Directors of Mafco and PCT."


                                 SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

        Dated:  July 8, 1996

                                 MAFCO HOLDINGS INC.
                                 C&F (PARENT) HOLDINGS INC.
                                 MAFCO CONSOLIDATED GROUP INC.

                                 By:  /s/ Glenn P. Dickes
                                      ----------------------------
                                      Name:  Glenn P. Dickes
                                      Title: Authorized Signatory



   ----------------------------------------------------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                Amendment No. 2

                        Power Control Technologies Inc
                                Name of Issuer

                    Common Stock, Par Value $.01 Per Share
                         Title of Class of Securities

                                 739228 10  4
                                 CUSIP Number

        Glenn P. Dickes, 38 East 62nd Street, New York, New York 10021
                           Telephone (212) 572-8500
          Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications

                               February 5, 1996
          (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

          Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the re-porting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIB-ITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
          Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    This statement amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Mafco Consoli-dated Group Inc., a Delaware corporation, C&F (Parent) Holdings Inc., a Delaware corporation, and Mafco Holdings Inc., a Delaware corporation, in connection with their ownership of shares of common stock, par value $.01 per share, of Power Control Technologies Inc., a Delaware corporation. Unless otherwise defined herein, all capi-talized terms used herein shall have the meanings as-cribed to them in the Schedule 13D.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

               Item 6 is hereby amended to add the following after the last paragraph thereof:

                    "On February 5, 1996, all of the shares of PCT
               Common Stock and PCT Preferred Stock owned by Mafco were pledged to secure certain obligations. In connection with such pledge, Mafco entered into an agreement with PCT pursuant to which, among other things, PCT consented to such pledge and to any sale or other transfer of such shares which may occur upon exercise of the pledgee's rights thereunder, subject to the pledgee's agreement to abide by certain procedures intended to ensure compliance with the restrictions on transfers of shares of PCT Common Stock contained in the PCT Charter and in PCT's By-Laws."

          Item 7.   Material to be Filed as Exhibits.

               Item 7 is hereby amended to add the following at the end thereof:

               "Exhibit 6:    Agreement, dated as of February 5,
                              1996, among Power Control Technolo-
                              gies Inc. and Mafco Consolidated
                              Group Inc."


                                  Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:    February 8, 1996

                                   MAFCO HOLDINGS INC.
                                   C&F (PARENT) HOLDINGS INC.
                                   MAFCO CONSOLIDATED GROUP INC.

                                   By:  /s/ Glen P. Dickes
                                        ----------------------------
                                        Name:  Glenn P. Dickes
                                        Title:  Authorized Signatory


          Exhibits.

          Exhibit 6: Agreement, dated as of February 5, 1996, among Power Control Technologies Inc.,
                         Mafco Consolidated Group Inc. and Pneumo
                         Abex Corporation


                                                              Exhibit 6

                       POWER CONTROL TECHNOLOGIES INC.

                                             February 5, 1996

          Mafco Consolidated Group Inc.
          35 East 62nd Street
          New York, NY  10021

          Gentlemen:

                    Reference is made to (i) the letter agreement (the "Shareholder's Agreement") dated June 26, 1995 between Power Control Technologies Inc. ("PCT") and Mafco Consolidated Group Inc. ("MCG") pursuant to which MCG agreed to certain restrictions on the transfer of PCT stock owned by MCG, and (ii) the Registration Rights Agreement dated as of June 15, 1995 between PCT and MCG (as amended by the Shareholder's Agreement, the "Regis-tration Rights Agreement").

                    1. PCT acknowledges that on the date hereof MCG is pledging (the "Pledge") the shares of PCT stock owned by MCG (together with any shares of PCT received upon conversion or otherwise in respect thereof, the "Pledged Shares") to secure MCG's guaranty of certain obligations of Pneumo Abex Corporation to a bank (the "Bank"). PCT hereby consents to the Pledge, to any foreclosure of the Pledge and to any sale or other trans-fer of the Pledged Shares upon exercise of the Bank's remedies under the Pledge, provided that the Bank:

                         (a)  agrees to cooperate with PCT in
          ensuring that all certificates evidencing the Pledged
          Shares contain appropriate legends with respect to the restrictions referred to below;

                         (b)  acknowledges that transfers of PCT
          stock are subject to certain restrictions set forth in Article ELEVENTH of the Certificate of Incorporation of PCT (the "PCT Charter") and in Article THIRTEEN of the PCT By-Laws;

                         (c)  agrees that if the Bank proposes to
          transfer any Pledged Shares in any manner other than (A) pursuant to an underwritten public offering or (B) in a brokerage transaction involving less than 50,000 shares of PCT stock, it shall not consummate any such transfer without having delivered to PCT an undertaking of each transferee to the effect that (i) such transferee will not be a 5% Holder (as defined in the PCT Charter) after giving effect to such transfer unless such transferee does not beneficially own directly or through attribution (as determined under Section 382 of the Internal Revenue Code of 1986, as amended from time to time) any shares of stock of PCT other than such shares to be acquired in such transfer, and (ii) in consideration of such trans-fer, such transferee agrees for the benefit of PCT to be bound by and comply with Article ELEVENTH of the PCT Charter as then in effect and Article THIRTEEN of the PCT By-Laws as then in effect; and

                         (d)  agrees that if the Bank proposes to
          transfer any Pledged Shares pursuant to an underwritten public offering, the Bank shall cooperate with PCT in taking reasonable measures to monitor compliance with the provisions of Article ELEVENTH of the PCT Charter as then in effect and Article THIRTEEN of the PCT By-Laws as then in effect, including without limitation by making appro-priate disclosure in reasonably prominent fashion of the restrictions on transfer set forth therein.

                    2.   PCT and MCG hereby acknowledge that the
          amendment of the Registration Rights Agreement contained in the Shareholder's Agreement, which provides that the PCT Common Stock owned by MCG (the "PCT Shares") shall constitute "Registrable Shares" within the meaning of the Registration Rights Agreement, was intended to give the PCT Shares all the rights afforded to Registrable Shares under the Registration Rights Agreement. Accordingly, PCT and MCG hereby agree that Section 7.4 of the Regis-tration Rights Agreement is amended (a) to add a new paragraph (iv) as set forth below and (b) to renumber the existing paragraph (iv) as paragraph (v) and to amend and restate it to read in its entirety as set forth below:

                    "(iv)     To the extent that, as permitted by
               Article ELEVENTH of the Certificate of Incorporation of Aerospace and the letter agreement (the "Shareholder's Agreement") dated June 26, 1995 bewteen Aerospace and Mafco Consolidated and any consent thereunder, any PCT Shares (as defined in the Shareholder's Agreement) shall be pledged to one or more Pledgees, the rights granted to Mafco con-solidated with respect to the PCT Shares under this Agreement (as amended by the Shareholder's Agreement to include the PCT Shares) may be assigned to such Pledgees.

                    (v)  If Mafco Consolidated's rights are as-
               signed pursuant to paragraph (ii), (iii) or (iv) above, the obligations of Aerospace hereunder shall inure to the benefit of any such Pledgee. Upon the occurrence of any pledge contemplated by paragraph
               (ii), (iii) or (iv), at the request of the Pledgee, Aerospace shall enter into a registration rights agreement with such Pledgee upon terms and condi-tions that are identical in substance to the terms and conditions contained herein, with respect to the Conversion Shares underlying the Convertible Pre-ferred Shares, the Conversion Shares or the PCT Shares, as the case may be."

                    Please acknowledge your agreement with the foregoing by signing in the space below on a copy of this letter.

                                   Sincerely,

                                   POWER CONTROL TECHNOLOGIES INC.

          By:_______________________________


          Acknowledged and Agreed:

          MAFCO CONSOLIDATED GROUP INC.

          By:_____________________________



                    Please acknowledge your agreement with the foregoing by signing in the space below on a copy of this letter.

                                   Sincerely,

                                   POWER CONTROL TECHNOLOGIES INC.

          By:_______________________________

          Acknowledged and Agreed:

          MAFCO CONSOLIDATED GROUP INC.

          By:_____________________________
               Glenn P. Dickes
               Vice President



  ----------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                       Power Control Technologies Inc.
                               (Name of Issuer)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                 739228 10 4
                                (CUSIP Number)

        Glenn P. Dickes, 38 East 62nd Street, New York, New York 10021
                           Telephone (212) 572-8500
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                July 17, 1996
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

          Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the re-porting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE RULE 13D-7.)

          NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIB-ITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
          Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 SCHEDULE 13D

           CUSIP NO. 739228 10 4

             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Mafco Consolidated Group Inc.

             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) ( )
                                                            (b) ( )

             3   SEC USE ONLY


             4   SOURCE OF FUNDS*

                 OO and WC (see item 3 below)

             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

             6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

                  NUMBER OF        7    SOLE VOTING POWER
                   SHARES                 0
                 BENEFICIALL
                  OWNED BY         8    SHARED VOTING POWER
                    EACH                  8,439,400
                  REPORTING
                   PERSON          9    SOLE DISPOSITIVE POWER
                    WITH                  0

                                  10    SHARED DISPOSITIVE POWER
                                          8,439,400

            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 8,439,400

            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*        ( )

            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 36.4%


            14   TYPE OF REPORTING PERSON*

                 CO


                                 SCHEDULE 13D

           CUSIP NO. 739228 10 4

             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 C&F (Parent) Holdings Inc.

             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) ( )
                                                            (b) ( )

             3   SEC USE ONLY

             4   SOURCE OF FUNDS*

                 OO (see item 3 below)

             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  NUMBER OF        7    SOLE VOTING POWER
                   SHARES                 0
                 BENEFICIALL
                  OWNED BY         8    SHARED VOTING POWER
                    EACH                  8,439,400
                  REPORTING
                   PERSON          9    SOLE DISPOSITIVE POWER
                    WITH                  0

                                  10    SHARED DISPOSITIVE POWER
                                          8,439,400


            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 8,439,400

            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*        ( )

            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 36.4%


            14   TYPE OF REPORTING PERSON*

                 HC


                                 SCHEDULE 13D

           CUSIP NO. 739228 10 4

             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Mafco Holdings Inc.

             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) ( )
                                                            (b) ( )

             3   SEC USE ONLY

             4   SOURCE OF FUNDS*

                 OO (see item 3 below)

             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  NUMBER OF        7    SOLE VOTING POWER
                   SHARES                 0
                 BENEFICIALL
                  OWNED BY         8    SHARED VOTING POWER
                    EACH                  8,439,400
                  REPORTING
                   PERSON          9    SOLE DISPOSITIVE POWER
                    WITH                  0

                                  10    SHARED DISPOSITIVE POWER
                                          8,439,400


            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 8,439,400

            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*        ( )

            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 36.4%


            14   TYPE OF REPORTING PERSON*

                 HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7



          This statement amends and supplements the Statement on
          Schedule 13D (the "Schedule 13D") filed with the Securi-ties and Exchange Commission by Mafco Consolidated Group Inc., a Delaware corporation, C&F (Parent) Holdings Inc., a Delaware corporation, and Mafco Holdings Inc., a Dela-ware corporation, in connection with their ownership of shares of common stock, par value $.01 per share, of Power Control Technologies Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

          Item 2:Identify and Background.

                  Item 2 is hereby amended to add the following at the end of the third paragraph of Items 2(a) -
                  2(c):

                  "A restated Schedule I including the business address and occupation or employment information for James Maher, who was appointed as a director and an executive officer of Mafco on June 28, 1995, and Robert Day, who was appointed as a director of Mafco on June 28, 1995, is attached hereto."

          Item 3:Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended to add the following at the end of the last paragraph thereof:

                  "On July 17, 1995, Mafco consummated such pur-chase of 5,939,400 shares of PCT Common Stock."

          Item 4:
                  Purpose of Transaction.

                  Item 4 is hereby amended to add the following at the end of the second paragraph thereof:

                  "On June 29, 1995, the size of the PCT Board was increased by three members, Ronald O. Perelman, Howard Gittis and Lance Liebman. Mr. Gittis and Mr. Perelman are officers of Mafco."

                  Item 4 is hereby amended to add the following after the last paragraph thereof:

                  "On July 17, 1995, the transactions contemplated by the Libra Agreement were consummated, includ-ing the purchase by Mafco of 5,939,400 shares of PCT Common Stock."

          Item 5:Interest in Securities of the Issuer:

          Item 5(a):
                  The first and second sentences of the first para-graph of Item 5(a) are hereby deleted and re-placed with the following:

                  "As of the date of this Schedule, there were 20,656,342 shares of PCT Common Stock outstand-ing. Mafco owns of record 5,939,400 shares of PCT Common Stock and all of the outstanding share of PCT Preferred Stock."

                  Item 5(a) is hereby amended to add the following sentence at the end of the first paragraph there-of:

                  "Giving effect to the conversion of the 20,000 shares of PCT Preferred Stock owned by Mafco, Mafco beneficially owns 8,439,400 shares of PCT Common Stock, representing 36.4% of the shares of PCT Common Stock currently outstanding on a fully diluted basis."

                  The second paragraph of Item 5(a) is hereby amended and restated in its entirety as follows:

                  "By virtue of C&F Parent's ownership of in excess of a majority of the outstanding shares of Mafco Common Stock Mafco Holdings' indirect ownership of 100% of the outstanding capital stock of C&F Parent and Ronald O. Perelman's ownership of 100% of the outstanding capital stock of Mafco Hold-ings, C&F Parent, Mafco Holdings and Mr. Perelman may each be deemed to be the beneficial owner with shred power to vote and direct the disposi-tion of 8,439,400 shares of PCT Common Stock."

                  The third paragraph of Item 5(a) is hereby delet-ed.

                  The last sentence of the paragraph of Item 5(a) is hereby deleted and replaced with the follow-ing:

                  "To the knowledge of Mafco, Robert Day, one of the directors of Mafco, owns 6,125 shares of PCT Common Stock, as to which he has the sole power to vote and direct the disposition. Such shares were received by him in connection with the Merg-er in exchange for 1,125 shares of Mafco Common Stock and 5,000 Restricted Units held by him prior to the Merger. To the knowledge of Mafco, other than Messrs. Perelman, Beekman, Day and Shriver, none of the directors or executive offi-cers of Mafco, C&F Parent or Mafco Holdings own any PCT Common Stock."


                                  Signature

                    After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement if true, complete and correct.

          Dated:  July ___, 1995

                                    MAFCO HOLDINGS INC.
                                    C&F (PARENT) HOLDINGS INC.
                                    MAFCO CONSOLIDATED GROUP INC.

                                    By: /s/ Glenn P. Dickes
                                        ---------------------------
                                    Name:  Glenn P. Dickes
                                    Title:  Authorized Signatory


                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
              OF MAFCO HOLDINGS INC., C&F (PARENT) HOLDINGS INC.
                      AND MAFCO CONSOLIDATED GROUP INC.

                    The name, business address, present principal occupation or employment, and the name, principal busi-ness and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mafco Holdings Inc., C&F (Parent) Holdings Inc. and Mafco Consolidated Group Inc. is set forth below. If no business address is given, the director's or officer's address is Mafco Holdings Inc., 35 East 62nd Street, New York, New York 10021.

                             MAFCO HOLDINGS INC.

           Name and Position
           (if different from
           Principal Occupation   Present Principal Occupation or
           or Employment)         Employment and Address

           Ronald O. Perelman     Director, Chairman and
                                  Chief Executive Officer of Mafco
                                  Holding Inc.

           Donald Drapkin         Director and Vice Chairman of
                                  Mafco Holdings Inc.
           Irwin Engelman         Director, Executive Vice Presi-
                                  dent and Chief Financial Officer
                                  of Mafco Holdings Inc.

           Howard Gittis          Director and Vice Chairman of
                                  Mafco Holdings Inc.
           Bruce Slovin           Director and President of
                                  Mafco Holdings Inc.

           Barry F. Schwartz      Executive Vice President and
                                  General Counsel of Mafco Hold-
                                  ings Inc.


                          C&F (PARENT) HOLDINGS INC.

           Name and Position
           (if different from     Present Principal Occupation or
           Principal Employment   Employment and Address

           Ronald O. Perelman     Director, Chairman and
           Director, Chairman     Chief Executive Officer of Mafco
           and Chief Executive    Holding Inc.
           Officer

           Howard Gittis          Director and Vice Chairman of
           Director and           Mafco Holdings Inc.
           Vice Chairman
           Theo W. Folz           President and Chief Executive
           President              Executive Officer of the
                                  Tobacco Products Group
                                  Mafco Consolidated Group Inc.
                                  5900 North Andrews Avenue
                                  Fort Lauderdale, FL 33309-7098

           Irwin Engelman         Director, Executive Vice Presi-
           Executive Vice Presi- dent and Chief Financial Officer dent and Chief Finan- of Mafco Holdings Inc.
           cial Officer
           Barry F. Schwartz      Executive Vice President and
           Executive Vice Presi-  General Counsel of Mafco Hold-
           dent and General       ings Inc.
           Counsel


                        MAFCO CONSOLIDATED GROUP INC.

           Name and Position
           (if different from
           Principal Occupation    Present Principal Occupation
           or Employment)          or Employment and Address

           Ronald O. Perelman      Director, Chairman and
           Director and Chairman   Chief Executive Officer of
                                   Mafco Holding Inc.

           Howard Gittis           Director and Vice Chairman of
           Director and            Mafco Holdings Inc.
           Vice Chairman
           James R. Maher          Chief Executive Officer
           Director                and President of Mafco Consol-
                                   idated Group Inc.

           Theo W. Folz            President and Chief Executive
           Director                Officer of the Tobacco Prod-
                                   ucts Group
                                   Mafco Consolidated Group Inc.
                                   5900 North Andrews Ave.
                                   Fort Lauderdale, FL 33309
           Irwin Engelman          Director, Executive Vice Pres-
           Executive Vice Presi-   ident and Chief Financial Of-
           dent and Chief Finan-   ficer of Mafco Holdings Inc.
           cial Officer

           Barry F. Schwartz       Executive Vice President and
           Executive Vice Presi-   General Counsel of Mafco Hold-
           dent and General Coun-  ings Inc.
           sel

           Gary R. Ellis           Senior Vice President and
                                   Chief
                                   Financial Officer of the To-
                                   bacco Products Group
                                   Mafco Consolidated Group Inc.
                                   5900 North Andrews Ave.
                                   Fort Lauderdale, FL  33309-
                                   7098
           Philip E. Beekman       President of Owl Hollow Enter-
           Director                prises
                                   301 South Sheridan Avenue
                                   Indianapolis, IN 46219

           Robert A. Day           Chairman of the Board of Trust
           Director                Company of the West
                                   865 South Figueroa Street
                                   Suite 1800
                                   Los Angeles, CA 90017
           Jewel S. LaFontant-     Partner, Holleb and Coff
           Mankarious              55 East Monroe Street
           Director                Suite 4100
                                   Chicago, IL 60603

           Robert Sargent Shriver  President of Special Olympics
           Director                Productions, Inc. (sports)
                                   1440 South Sepulveda Boulevard
                                   Suite 2200
                                   Los Angeles, CA 90025



   ----------------------------------------------------------------------------

                                UNITED STATES
                                                           OMB APPROVAL
                     SECURITIES AND EXCHANGE COMMISSION    OMB Number: 3235-1045
                           WASHINGTON, D.C.  20549         Expires: October
                                                             31, 1997
                                SCHEDULE 13D               Estimated average
                                                             burden hours per
                                                             response      14.90
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Power Control Technologies Inc.
                              (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                739228 10 4
                               (CUSIP Number)

       Glenn P. Dickes, 38 East 62nd Street, New York, New York 10021
                            Tel. (212) 572-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               June 15, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the follow-ing box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                SCHEDULE 13D

 CUSIP NO.  739228 10 4


 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mafco Consolidated Group Inc.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*

       00 (see item 3 below)

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                          7     SOLE VOTING POWER
                                  0
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY               2,500,000
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING                 0
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER
                                  2,500,000

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,500,000
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11%

 14    TYPE OF REPORTING PERSON*

       CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO.  739228 10 4


 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       C&F (Parent) Holdings Inc.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*

       00 (see item 3 below)

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                          7     SOLE VOTING POWER
                                  0
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY               2,500,000
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING                 0
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER
                                  2,500,000

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,500,000
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11%

 14    TYPE OF REPORTING PERSON*

       HC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7


                                SCHEDULE 13D

 CUSIP NO.  739228 10 4


 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mafco Holdings Inc.

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                   (b) ( )

 3     SEC USE ONLY

 4     SOURCE OF FUNDS*

       OO (see item 3 below)

 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                           ( )

 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                          7     SOLE VOTING POWER
                                  0
        NUMBER OF
          SHARES          8     SHARED VOTING POWER
       BENEFICIALLY               2,500,000
         OWNED BY
           EACH           9     SOLE DISPOSITIVE POWER
        REPORTING                 0
          PERSON
           WITH
                          10    SHARED DISPOSITIVE POWER
                                  2,500,000

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,500,000
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                         ( )

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11%

 14    TYPE OF REPORTING PERSON*

       HC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7



          Item 1:           Security and Issuer.

                            Common Stock, par value $.01 per share
                            (the "PCT Common Stock")

                            POWER CONTROL TECHNOLOGIES INC. ("PCT")
                            2220 Palmer Avenue
                            Kalamazoo, Michigan  49001-4165

          Item 2:           Identity and Background.

          Items 2(a)-2(c):  The shares of PCT Common Stock covered
                            by this Schedule are issuable upon con-
                            version of 20,000 shares of Series A 8%
                            Convertible Redeemable Preferred Stock
                            of PCT (the "PCT Preferred Stock")
                            owned of record by Mafco Consolidated
                            Group Inc. ("Mafco").  C&F (Parent)
                            Holdings Inc. ("C&F Parent") owns 80%
                            of the outstanding common stock of
                            Mafco (the "Mafco Common Stock").  Con-
                            solidated Cigar II Holdings Inc. ("Ci-
                            gar Parent") and Flavors (Parent) Hold-
                            ings Inc. ("Flavors Parent") each owns
                            50% of the capital stock of C&F Parent.
                            Cigar Parent and Flavors Parent are
                            each wholly owned subsidiaries of Mafco
                            Holdings Inc. ("Mafco Holdings").
                            Mafco Holdings is a diversified holding
                            company.  All of the capital stock of
                            Mafco Holdings is owned by Ronald O.
                            Perelman.

                            The business address of each of Mafco
                            Holdings, Cigar Parent, Flavors Parent,
                            C&F Parent and Mafco is 35 East 62nd
                            Street, New York, New York 10021.

                            The identity, business address and oc-
                            cupation or employment information for
                            the directors and executive officers of
                            each of Mafco, C&F Parent and Mafco
                            Holdings is set forth on Schedule I
                            attached hereto.

          Item 2(d):        None.

          Item 2(e):        None.

          Item 2(f): Mafco Holdings, Cigar Parent, Flavors Parent, C&F Parent and Mafco are each Delaware corporations. Mr. Perelman and each of the other directors and executive officers of Mafco, C&F Parent and Mafco Holdings is a United States citizen.


          Item 3:           Source and Amount of Funds or Other
                            Consideration.

                            All of the PCT Preferred Stock was ac-
                            quired by Mafco as part of a recapital-
                            ization of PCT (the "Recapitalization")
                            that was implemented in connection with
                            a merger (the "Merger") of a wholly
                            owned subsidiary of C&F Parent with and
                            into Mafco.  Mafco was the surviving
                            corporation in the Merger, which was
                            consummated on June 15, 1995.  Immedi-
                            ately prior to the Recapitalization,
                            Mafco owned all of the outstanding PCT
                            Common Stock, which constituted the
                            only outstanding capital stock of PCT.
                            Immediately after the Recapitalization,
                            Mafco owned all of the outstanding PCT
                            Preferred Stock and the PCT Common
                            Stock, which together constituted the
                            only outstanding capital stock of PCT.

                            In connection with the Merger, assets
                            and liabilities related to Mafco's
                            aerospace business were generally re-
                            tained by PCT and the remaining assets
                            and liabilities were transferred to
                            another subsidiary of Mafco.  Pursuant
                            to the Merger, the holders of Mafco
                            Common Stock and certain rights to ac-
                            quire such stock immediately prior to
                            the effective time of the Merger re-
                            ceived collectively 20% of the out-
                            standing Mafco Common Stock, 100% of
                            the outstanding PCT Common Stock and
                            100% of the Value Support Rights (the
                            "VSRs") issued by MVR Inc., a subsid-
                            iary of Mafco ("MVR") and guaranteed by
                            Mafco.  See Item 6 for a brief descrip-
                            tion of the VSRs.

                            As more fully described in Item 6,
                            Mafco has entered into an agreement,
                            subject to certain conditions, to ac-
                            quire an additional 5,939,400 shares of
                            PCT Common Stock.  If such purchase is
                            consummated, Mafco intends to finance
                            such purchase from its available work-
                            ing capital.

          Item 4:           Purpose of Transaction.

                            Pursuant to the Recapitalization, Mafco
                            acquired all of the PCT Preferred
                            Stock.  The Recapitalization was imple-
                            mented in connection with the Merger
                            pursuant to which, among other things,
                            the outstanding PCT Common Stock was
                            distributed to the holders of Mafco
                            Common Stock and certain rights to ac-
                            quire such stock immediately prior to
                            the effective time of the Merger.  The
                            Recapitalization, the Merger and relat-
                            ed transactions were implemented, among
                            other reasons, based on the belief of
                            PCT's management that such transactions
                            will allow management to focus more
                            closely on improving day to day opera-
                            tions, to actively pursue opportunities
                            for increasing PCT's businesses of ser-
                            vicing both its own and its
                            competitors' equipment on behalf of its
                            customers and to continue the trend of
                            recent years to increase the proportion
                            of PCT's revenues derived from its com-
                            mercial as opposed to military activi-
                            ties.  PCT's management will also re-
                            view other strategies to increase
                            stockholder value, which could include
                            a sale of PCT, a strategic alliance
                            with another company in the aerospace
                            industry, acquisitions or other busi-
                            ness combinations.

                            As of the date of this Schedule, the
                            Board of Directors of PCT (the "PCT
                            Board") is composed of six directors,
                            three of whom are officers of Mafco
                            Holdings and one of whom is an officer
                            of PCT.  Although neither Mafco nor
                            Mafco Holdings has a contractual right
                            or sufficient stock ownership to ensure
                            that officers of Mafco or Mafco Hold-
                            ings will continue to hold seats on the
                            PCT Board, it is anticipated that they
                            will seek to do so for the foreseeable
                            future.  Mafco is considering proposing
                            an increase in the size of, and the
                            election of new members to, the PCT
                            Board.

                            Mafco intends to monitor its investment
                            in PCT with a view to determining
                            whether to increase or decrease its
                            ownership in PCT, subject to certain
                            restrictions on acquisitions or trans-
                            fers of shares of PCT Common Stock con-
                            tained in PCT's Restated Certificate of
                            Incorporation (the "PCT Charter").  The
                            restrictions contained in the PCT Char-
                            ter generally restrict until July 31,
                            1999 acquisitions by Mafco of addition-
                            al shares of PCT Common Stock, and cer-
                            tain dispositions by Mafco of the PCT
                            Preferred Stock or PCT Common Stock
                            upon conversion thereof, unless ap-
                            proved by the PCT Board.

                            Mafco has entered into an agreement
                            (the "Libra Agreement"), subject to
                            certain conditions, to acquire from
                            Libra Invest & Trade Ltd. 5,939,400
                            shares of PCT Common Stock and VSRs and
                            1,484,850 shares of Mafco Common Stock,
                            with a view to retaining the shares of
                            PCT Common Stock, cancelling the VSRs
                            and reselling such shares of Mafco Com-
                            mon Stock, subject to market condi-
                            tions.  The PCT Board has provided the
                            necessary authorization to permit the
                            acquisition of such shares of PCT Com-
                            mon Stock.  In connection therewith,
                            PCT and Mafco entered into an agreement
                            pursuant to which Mafco has agreed to
                            certain additional limitations on its
                            ability to dispose of its shares of PCT
                            Common Stock or PCT Preferred Stock for
                            a period of three years and PCT has
                            agreed to treat the shares so acquired
                            as "Registrable Shares" under the Reg-
                            istration Rights Agreement described in
                            Item 6.

          Item 5:           Interest in Securities of the Issuer.

          Item 5(a): As of the date of this Schedule, there were 20,667,142 shares of PCT Common Stock outstanding. Mafco owns all of the 20,000 outstanding shares of PCT Preferred Stock. The PCT Preferred Stock is non-voting except under cer-tain circumstances and has a liquida-tion value of $1,000 per share, plus an amount equal to all accrued and unpaid dividends to the date of the final dis-tribution. The PCT Preferred Stock is convertible, at the option of Mafco, at any time after September 13, 1995, into shares of PCT Common Stock at a rate of 125 shares of PCT Common Stock for each share of PCT Preferred Stock, subject to adjustment in certain situations, including payment of dividends or dis-tributions in shares of Power Control Common Stock, any subdivision, reclas-sification or combination of shares of PCT Common Stock, or certain rights offerings and similar issuances for consideration valued at less than the market value of the PCT Common Stock. The PCT Preferred Stock owned by Mafco is thus convertible into 2.5 million shares of PCT Common Stock (represent-ing approximately 11% of the shares of PCT Common Stock currently outstanding on a fully diluted basis).

                            By virtue of C&F Parent's ownership of
                            80% of the outstanding shares of Mafco
                            Common Stock, Mafco Holdings' indirect
                            ownership of 100% of the outstanding
                            capital stock of C&F Parent and Ronald
                            O. Perelman's ownership of 100% of the
                            outstanding capital stock of Mafco
                            Holdings, C&F & Parent, Mafco Holdings
                            and Mr. Perelman may each be deemed to
                            be the beneficial owner with shared
                            power to vote and direct the disposi-
                            tion of 2,500,000 shares of PCT Common
                            Stock.

                            See Item 4 for a description of an
                            agreement pursuant to which Mafco has
                            agreed, subject to certain conditions,
                            to acquire an additional 5,939,400
                            shares of PCT Common Stock.

                            To the knowledge of Mafco, Philip E.
                            Beekman, one of the directors of Mafco,
                            owns 15,900 shares of PCT Common Stock,
                            as to which he has the sole power to
                            vote and direct the disposition.  Such
                            shares were received by him in connec-
                            tion with the Merger in exchange for
                            10,900 shares of Mafco Common Stock and
                            5,000 Restricted Units held by him pri-
                            or to the Merger.  To the knowledge of
                            Mafco, Robert Sargent Shriver, III,
                            another director of Mafco, owns 10,000
                            shares of PCT Common Stock, as to which
                            he has the sole power to vote and di-
                            rect the disposition.  Such shares were
                            received by him in connection with the
                            Merger in exchange for 10,000 shares of
                            Mafco Common Stock.  To the knowledge
                            of Mafco, other than Messrs. Perelman,
                            Beekman and Shriver, none of the direc-
                            tors or executive officers of Mafco,
                            C&F Parent or Mafco Holding, own any
                            PCT Common Stock.

          Item 5(b):        See Item 5(a)

          Item 5(c):        None.

          Item 5(d):        Not applicable.

          Item 5(e):        Not applicable.

          Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Secu-rities of the Issuer.

                            On June 15, 1995, Mafco and PCT entered
                            into a Registration Rights Agreement
                            (the "Registration Rights Agreement").
                            Pursuant to the Registration Rights
                            Agreement, Mafco has the right to re-
                            quire PCT to use its best efforts to
                            register under the Securities Act of
                            1933, as amended (the "Securities
                            Act"), and the securities or blue sky
                            laws of any jurisdiction designated by
                            Mafco all or a portion of the issued
                            and outstanding PCT Common Stock, if
                            any, retained (the "Retained Shares")
                            by Mafco in the Merger (as a result of
                            the exercise of appraisal rights) or
                            issuable upon conversion (the "Conver-
                            sion Shares") of the PCT Preferred
                            Stock (collectively, the "Registrable
                            Shares").  Such demand rights are sub-
                            ject to the conditions that PCT will
                            not be required to (i) effect a demand
                            registration more than once in any nine
                            month period, (ii) effect more than one
                            demand registration with respect to the
                            Retained Shares and two demand regis-
                            trations with respect to the Conversion
                            Shares, or (iii) file a registration
                            statement during periods (not to exceed
                            three months) (a) when PCT is contem-
                            plating a public offering, (b) when PCT
                            is in possession of certain material
                            non-public information, or (c) when
                            audited financial statements are not
                            available and their inclusion in a reg-
                            istration statement is required.  In
                            addition, and subject to certain condi-
                            tions described in the Registration
                            Rights Agreement, if at any time PCT
                            proposes to register under the Securi-
                            ties Act an offering of PCT Common
                            Stock or any other class of equity se-
                            curities, then Mafco would have the
                            right to require PCT to use its best
                            efforts to effect the registration un-
                            der the Securities Act and the securi-
                            ties or blue sky laws of any jurisdic-
                            tion designated by Mafco of all or a
                            portion of the Registrable Shares as
                            designated by Mafco.  PCT would be re-
                            sponsible for all expenses relating to
                            the performance of, or compliance with,
                            the Registration Rights Agreement ex-
                            cept that Mafco would be responsible
                            for underwriters' discounts and selling
                            commissions with respect to the Regis-
                            trable Shares being sold.

                            The VSRs are designed to help ensure
                            that, within a stated time period and
                            subject to certain limitations, the
                            combined market value of the shares of
                            PCT Common Stock and Mafco Common Stock
                            received in the Merger by Mafco's
                            stockholders immediately prior to the
                            effective time of the Merger is likely
                            to be at least $10 per share of Mafco
                            Common Stock so held.  Each VSR will
                            entitle the holder thereof to a payment
                            of up to $3 per VSR (or up to $4 per
                            VSR if MVR exercises the extension fea-
                            ture referred to below), payable, at
                            the option of Mafco, in either cash or
                            notes from Mafco if the combined trad-
                            ing price of the shares (subject to
                            adjustment in certain events) of Mafco
                            Common Stock and PCT Common Stock does
                            not meet certain performance objectives
                            within three years after the Merger
                            (or, if MVR elects to extend such peri-
                            od, four years after the Merger).  The
                            VSRs may under certain circumstances
                            expire or be redeemed prior to maturi-
                            ty.

          Item 7:           Material to be Filed as Exhibits.

          Exhibit 1: Agreement and Plan of Merger, dated as of January 6, 1995, as amended, by and between Abex Inc. and Mafco Holdings
                            Inc.

          Exhibit 2: Registration Rights Agreement, dated as of June 15, 1995, by and between Abex
                            Inc. and Power Control Technologies
                            Inc.

          Exhibit 3: Value Support Rights Agreement, dated as of June 15, 1995, by and among MVR Inc., as issuer, Mafco Consolidated Group Inc., as guarantor, and Nations-Bank of Georgia, National Association, as trustee.

          Exhibit 4: Securities Purchase Agreement, dated as of June 26, 1995, by and between Libra Invest and Trade Ltd. and Mafco Consol-idated Group Inc.

          Exhibit 5:        Agreement, dated as of June 26, 1995,
                            by and between Mafco Consolidated Group
                            Inc., and Power Control Technologies
                            Inc.



                                  Signature

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  June 26, 1995

                                        MAFCO HOLDINGS INC.
                                        C&F (PARENT) HOLDINGS INC.
                                        MAFCO CONSOLIDATED GROUP INC.

                                        By:  /s/Glenn P. Dickes
                                             -----------------------
                                        Name:   Glenn P. Dickes
                                        Title:  Authorized Signatory